ISSUED ON BEHALF OF RELX PLC

Director/PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Susan Elizabeth MacLeod
2	Reason for the notification
a)	Position/status	Person Closely Associated with Robert MacLeod – Non-Exective Director of RELX PLC
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Transfer of shares between nominee accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)

		Nil	6,950

d)	Aggregated information	n/a (single transaction)

- Aggregated volume

- Price

e)	Date of the transaction	2020-09-16

f)	Place of the transaction	Outside of a trading venue